

‹ 16002247

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 29 2016

Washington DC

SEC FILE NUMBER
8-46999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2015___ AND ENDING ___12/31/2015___
MM / DD / YY   MM / DD / YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

STORMHARBOUR SECURITIES LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

452 Fifth Ave – 29th Floor
(No. and Street)

NEW YORK   NY   10018-0034
(City)   (State)   (Zip Code)

OFFICIAL USE ONLY
FIRM ID. NO.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GREGORY CUGLIARI   212-905-2583
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSE COOPERS LLP
(Name — *if individual, state last, first, middle name*)

300 MADISON AVENUE   NEW YORK   NY   10017-0034
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, __GREGORY CUGLIARI__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __STORMHARBOUR SECURITIES LP__ , as of __DECEMBER 31__ , 20, __15__ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public, State of New York

Evan A. Berman
Reg # - 02BE6316888
New York County
Term - 12/22/14 - 12/22/18

This report** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StormHarbour Securities LP
(A Delaware Limited Partnership)
Index
December 31, 2015



pwc

Report of Independent Registered Public Accounting Firm

To the management of StormHarbour Securities LP:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of StormHarbour Securities LP (the "Company") at December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2016

StormHarbour Securities LP
(A Delaware limited partnership)
Statement of Cash Flows
Year Ended December 31, 2015

Assets

Cash and cash equivalents	442,089
Receivable from brokers, dealers and clearing organizations, net	1,820,303
Deposits with clearing organizations	400,006
Securities owned, at fair value	1,093,613
Trade receivables, net	3,573,072
Receivable from Parent	4,544,685
Deferred tax asset	37,982
Total assets	11,911,750

Liabilities

Trade payables	526,500
Total liabilities	526,500
Partners' capital	11,385,250
Total liabilities and partners' capital	11,911,750

The accompanying notes are an integral part of this financial statement.

2

1. Organization and Nature of Business

StormHarbour Securities LP (the "Company"), a Delaware limited partnership, was formed on April 3, 2009 and is a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA"). The Company was a member of the National Futures Association ("NFA"). The NFA membership was discontinued in 2015.

The Company primarily engages in trading of corporate debt securities, US government agency securities, asset backed securities and other receivables. The Company acts primarily as an agent or on a riskless principal basis and, to a lesser extent, maintains proprietary positions and trades for its own account. The Company may act as an introducing broker that provides brokerage services to both affiliated and nonaffiliated entities. The Company does not maintain custody of any assets of its customers, and as such, it claims exemption from SEC rule 15c3-3 pursuant to section K(2)(ii) of that rule.

The Company was acquired by StormHarbour Partners LP ("SHP" or the "Parent"), a Delaware limited partnership, on July 31, 2009. SHP holds a 99% limited partner interest in the Company. StormHarbour Securities GP LLC ("SHLLC"), a Delaware limited liability company holds a 1% general partner interest in the Company. SHP is responsible for providing certain administrative services to the Company under the terms of the administrative services agreement.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement of condition and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Customer accounts are held by clearing brokers. The Company does not carry customer accounts or hold funds or securities for customers. The Company operates as an introducing broker on a fully disclosed basis.

Securities Owned
Securities owned are recorded at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. - the exit price) in an orderly transaction between market participants at the measurement date. Proprietary transactions, including gains and losses, in regular-way trades are recorded on a trade date basis, as if they had settled.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated as of year-end exchange rates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Income Taxes
The Company and its subsidiaries are included in the consolidated federal income tax return filed by the Parent. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from the Parent. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

3. **Transactions with Related Parties**

The Company is involved in financing and other transactions, and has related party balances with affiliates. The following table sets forth the Company's related party assets and liabilities as of December 31, 2015:

	December 31, 2015
Asset	
Receivable from Parent	$ 4,544,685

The receivable from Parent is subject to the conditions of the Company's Limited Partnership Agreement and is repayable upon demand. As further described in note 12, the Company forgave $3,500,000 of this receivable through a non-cash distribution of Partners Capital to the Parent on February 26, 2016. Unincorporated Business Tax ("UBT") Receivable is included in the Receivable from Parent on the statement of financial condition. Refer to footnote 7 for further details.

In June 2015, the Company assigned its legal commitments as Lessor under its office lease agreement to the Parent. The Parent is now the Lessor of this lease. The Company also assigned the title to the Parent of a security deposit required by the lease agreement of $1,580,906.

The above transactions are settled through intercompany accounts periodically throughout the year.

4. **Receivable From and Payable to Clearing Organizations**

In December 2015, the Company engaged a new clearing organization to clear securities transactions on its behalf. The Company is in the process of closing its previous accounts. As of December 31, 2015, receivables from clearing organizations totaled $1,820,303 and there was no payable.

5. **Trade Receivables**

Trade receivables consist of capital markets advisory fees receivable. As of December 31, 2015, receivables totaled $3,573,072. Of this amount, $3,410,000 relates to services rendered in 2013, which the Company pursued in litigation and in 2015 received a favorable judgement on its claim to the receivable. The judgement is currently on appeal.

The Company may from time to time receive investment banking fees over a period in excess of one year. The revenue and receivable is recorded at its present value using an effective interest rate based on an approximation of the debtors financing rate.

6. **Deposits**

Under the terms of the clearing agreements between the Company and the clearing organizations, the Company is required to maintain a certain level of cash on deposit with the clearing organizations. Should the clearing organizations suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations.

As of December 31, 2015, the Company has recorded no liabilities with regard to this obligation.

As of December 31, 2015, the total deposits held at the clearing organizations totaled $400,006.

7. **Income Taxes**

The Company has accrued a provision as for its share of New York City's Unincorporated Business Tax based on the separate return method accepted under ASC 740, "Accounting for Income taxes" ("ASC 740"). The Company is a disregarded entity for federal and state income tax purposes and therefore, ultimately SHP and, in turn SHP's partners are individually liable for their share of the federal and state income taxes.

At the balance sheet date, the Company had a deferred tax asset of $37,982.

8. **Credit and Concentration Risk**

The Company is exposed to credit risk for trading receivable from clearing brokers. Such credit risk is generally limited to the amount of receivable from brokers, dealers and clearing organizations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit rating of the counterparty. As of December 31, 2015, 95% of the trade receivables was receivable from one counterparty, which is fully collateralized by a cash bond held in escrow.

The Company maintains its cash in bank depository accounts and at clearing organizations, which at times may exceed the federally insured limits. The Company selects depository institutions and clearing organizations based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts or

clearing firm payments. At December 31, 2015, 100% of the Company's cash and cash equivalents were held at one institution and 100% of the Company's receivables from clearing brokers were from two institutions.

9.   **Fair Value Measurements**

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1   Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

Level 2   Inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3   Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument

RMBS and asset backed securities may be valued based on price or spread data obtained from observed transactions or independent external parties such as vendors or brokers. When position-specific external price data are not observable, the fair value determination may require benchmarking to similar instruments and/or analyzing expected credit losses, default, and recovery rates. In evaluating the fair value of each security, the Company considers security collateral-specific attributes including payment priority, credit enhancement levels, type of collateral, delinquency rates, and loss severity. In addition, for RMBS borrowers, Fair Isaac Corporation scores and the level of documentation for the loan are also considered. Market standard models, such as Intex, Trepp, or others, may be deployed to model the specific collateral composition and cash flow structure of each transaction. Key inputs to these models are market spreads, forecasted

credit losses, default and prepayment rates for each asset category. Valuation levels of RMBS indexes are also used as an additional data point for benchmarking purposes or to price outright index positions.

	Fair Value Measurements		
	Level 1	Level 2	Level 3
Assets			
Asset backed securities	$ -	$ -	$ 1,093,613

	Beginning Balance	Net Gains and Losses	Purchases	Settlements	Ending Balance
Assets					
Asset backed securities	$ 242,563	$ 28,592	$ 965,412	$ (142,954)	$ 1,093,613
	$ 242,563	$ 28,592	$ 965,412	$ (142,954)	$ 1,093,613

The unrealized loss recognized in trading gains & losses in the statement of operations for the year ended December 31, 2015 related to securities still held was $105,744.

(in US Dollars)

Financial instrument	Fair Value December 31, 2015	Valuation Technique(s)	Inputs	Range/%
		Quantitative Information about Level 3 Fair Value Measurements		
Zero Factor	$ 860,510	Scenario analysis - legal proceedings	Discount rate	0-25+% binary outcome
Residential Mortgage Backed Secui	165,440	Discounted net asset value & cashflow analysis	Discount rate	8-10%
Non-Cashflowing RMBS	67,521	Scenario analysis - legal proceedings	Discount rate	0-25+% binary outcome
Student Loan ABS	141	Discounted net asset value & cashflow analysis	Discount rate	2-4%
	$ 1,093,613			

10. Regulatory Requirements

The Company is a registered securities broker dealer with the Securities and Exchange Commission and accordingly, subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of greater of $100,000 or $6 \frac{2}{3}\%$ of aggregate indebtedness, as defined. At December 31, 2015, the Company had net capital of $2,135,898 which was $2,035,898 in excess of its required net capital of $100,000.

On October 28, 2015, the Company withdrew its membership from the CFTC and the NFA. Prior to withdrawing its memberships, the Company was subject to the net capital requirements of CFTC Regulation 1.17 and the requirements of the National Futures Association, and was required to maintain "adjusted net capital", equivalent to or in excess of the amount of net capital required by 15c3-1a of the SEC. Prior to withdrawing its memberships, the minimum net capital was $100,000.

StormHarbour Securities LP
(A Delaware Limited Partnership)
Notes to Financial Statements
December 31, 2015

Since the Company claims and exemption under Rule 15c3-3(k)(2)(ii), the Company is not required to calculate a reserve requirement and segregate funds for the benefit of customers. The Company clears securities transactions on a fully disclosed basis and promptly transmits all customers' funds and securities to a clearing organization. The clearing organization carries the accounts, and maintains and preserves such books and records pursuant to rules 17a-3 and 17a-4.

11.   Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business.   Management believes that there are no claims or matters pending against the Company which would have a material impact on the Company's financial position.

The Company is subject to both routine and unscheduled regulatory examinations of their respective businesses and investigations of securities industry practices by governmental agencies and self-regulatory organizations. In recent years, securities firms have been subject to increased scrutiny and regulatory enforcement activity. Regulatory investigations can result in substantial fines being imposed on the Company. In the ordinary course of business, the Company receives inquiries and subpoenas from the SEC, FINRA, state regulators and other regulatory organizations. The Company does not always know the purpose behind these communications or the status or target of any related investigation, however it is possible that any such investigations could result in disciplinary actions, including monetary sanctions, and the Company being cited for regulatory deficiencies.

The Company recognizes a liability for a contingency when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. If the reasonable estimate of a probable loss is a range, the Company accrues the most likely amount of such loss, and if such amount is not determinable, then the minimum in the loss range is accrued. The determination of the outcome and loss estimates requires significant judgment on the part of management. To date, the Company is unable to determine whether any loss is probable or even possible or to estimate the amount of any loss or the size of any range of loss. Management believes that, in the aggregate, the results of any regulatory exams, investigations or similar reviews (both formal and informal) will not have a material adverse effect on the Company's financial position.

12.   Subsequent Events

On February 22, 2016, in accordance with a resolution of the Governance Group, the Company resolved to forgive $3,500,000 of its receivable from Parent through a non-cash distribution.

Supplementary Schedule

StormHarbour Securities LP
(A Delaware limited partnership)
Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2015   **Schedule I**

Partners' Capital	$	11,385,250
Deduct-nonallowable assets		
Securities owned, at fair value		1,093,613
Trade receivables, net		3,573,072
Receivable from Parent		4,544,685
Deferred tax asset		37,982
Total deductions and/or other charges		9,249,352
Net capital		2,135,898
Aggregate indebtedness		518,818
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness)		100,000
Net capital in excess of minimum requirement	$	2,035,898

There are no material differences between this computation of net capital and the corresponding computation included in the Company's December 31, 2015 amended FOCUS report filed on February 24, 2016.

StormHarbour Securities LP
(A Delaware limited partnership)
Statement of Financial Condition
December 31, 2015